SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-10095

     (Check One)

     [X] Form 10-K and Form 10-KSB [_] Form 11-K

     [_] Form 20-F [_] Form 10-Q and 10-QSB [_] Form N-SAR

         For period ended July 3, 2004
                         -------------------------------------------------------

     [_] Transition Report on Form 10-K and Form 10-KSB

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q and Form 10-QSB

     [_] Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant  Delta Woodside Industries, Inc.

     Former name if applicable Not applicable
                               -------------------------------------------------

     Address of principal executive office (Street and number) 100 Augusta Street (Post Office Box 6126)

     City, state and zip code Greenville, South Carolina 29606
                              --------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

   State below in reasonable detail why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to continuing challenges in the domestic marketplace coupled with the uncertainties associated with the pending elimination of quotas on textile and apparel products among World Trade Organization member states in January 2005, the Company's management has been engaged in developing a comprehensive realignment plan intended to streamline the Company's operations and provide for significant cost reductions. Completion of the development of this restructuring plan is necessary for the Company to be able to complete the process of evaluating its projections for fiscal 2005, which are necessary to determine certain assumptions for fiscal year 2004. The Company's management was unable to complete the plan prior to the filing deadline for the Company's annual report on form 10-K for the fiscal year ended July 3, 2004, and the plan remains subject to approval of the Company's board of directors. Because of management's effort and engagement in developing the realignment plan, Delta Woodside could not file its annual report on form 10-K for the year ended July 3, 2004 within the required deadline without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

   William H. Hardman, Jr.                          (864)          255-4122
--------------------------------------------------------------------------------
    (Name)                                       (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Delta Woodside expects to report the results of operations set forth below in its Annual Report on Form 10-K for the year ended July 3, 2004:

                                                           Year ended            Year ended
                                                          July 3, 2004          June 28, 2003
                                                           (53 weeks)            (52 weeks)
                                                        ($ in millions)        ($ in millions)
                                                      -------------------    --------------------
         Net sales                                          $ 174.4                $ 177.2
         Gross profit                                           8.0                   17.0
         Selling, general & administrative expense             11.8                   11.4
         Operating profit (loss)                               (3.9)                   5.8
         Interest expense                                       4.8                    5.3
         Net (loss)                                            (7.7)                  (4.6)

         The decrease in net sales from fiscal year 2003 to fiscal year 2004 was the result of a 5.0% decline in unit sales partially offset by 3.6% increase in average sales price. Unit sales declined primarily as a result of weaker retail sales partially offset by improved demand for military fabrics. Product mix changes accounted for the increases in average sales price. The decrease in gross profit for fiscal year 2004 resulted principally from unabsorbed manufacturing costs associated with curtailed plant operating schedules brought on by reduced customer demand. Selling, general and administrative expense increased primarily due to the extra week of expenses in fiscal year 2004 coupled with increased credit insurance costs associated with increased sales to customers based in the Caribbean. The Company had an operating loss in fiscal year 2004 compared to an operating profit in fiscal year 2003 primarily as the result of the decline in gross profit discussed above coupled with an impairment charge of approximately $847,000 associated with the Company's Furman Plant. The net loss for fiscal year 2004 includes a tax benefit of $1.0 million, and the net loss for fiscal year 2003 includes a tax expense of $8.8 million and a gain on extinguishments of debt of $3.6 million.



                         Delta Woodside Industries, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 4, 2004                   By   /s/ William H. Hardman, Jr.
     --------------------------            -------------------------------------
                                        William H. Hardman, Jr.
                                        Vice President & Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.